Exhibit 1.01

Profire Energy, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2016

Introduction

This is the Conflict Minerals Report of Profire Energy, Inc. ("Profire") for calendar year 2016 in accordance with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934 (the "1934 Act"). Unless the context indicates otherwise, the terms "Profire," "we" and "our" refer to Profire Energy, Inc. and its consolidated subsidiaries. Please refer to Rule 13p-1, and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Where the reasonable country of origin inquiry ("RCOI") indicated that raw materials which we purchased and were incorporated in our Products may have contained Conflict Minerals from the Conflict Areas, we expanded the RCOI into due diligence, as required under paragraph (c)(1) of Rule 13p-1.

Description of the Profire Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by Profire; and (iii) for which the manufacture was completed during the Reporting Period. Profire evaluated its operations and determined that certain oil and gas processing equipment products required further inquiry (the "Covered Products").  This equipment included circuit boards, solenoid valves, pipe fittings, and ignition coils.

Reasonable Country of Origin Inquiry ("RCOI")

For the Covered Products, in order to determine if any of the Covered Products contained Conflict Minerals originating from the Covered Countries or recycled or scrap sources, Profire conducted a RCOI.

Profire's RCOI consisted of the following:

•	Identifying parts of the business that manufacture or may contract to manufacture products for purposes of the Rule;

•	Determining those products the manufacture of which was completed during 2016;

•	Evaluating manufactured items that might contain Conflict Minerals;

•	Assessing whether the Conflict Minerals were necessary to the functionality or production of the products;

•	Identifying the suppliers from which Profire purchased components and other materials containing Conflict Minerals;

•	Requesting information from those identified suppliers regarding the Conflict Minerals content of the components they provide; and

•
Requesting information from those identified suppliers regarding whether any of the components they provided originated from Covered Countries and whether the Conflict Minerals come from recycled or scrap sources.

Design of Due Diligence Measures Undertaken

Overall, Profire's due diligence measures have been designed to conform, in all material respects, to the framework described in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas and related Supplements on Gold and on Tin, Tantalum and Tungsten (the "OECD Guidance").

Profire's due diligence included the following processes:
Commitment: Profire established a formal commitment to responsible sourcing of Conflict Minerals in its products and expects that its suppliers will be similarly committed. Adopted a Conflict minerals Compliance Policy in 2013 governing the supply chain of Conflict Minerals from the Conflict Areas.

Personnel: Profire's Conflict Minerals compliance effort involved a cross-functional group of personnel across the company comprised of personnel from the compliance and operations departments. Profire also conducted Conflict Minerals training sessions for relevant employees.

Supplier Engagement: Profire advised suppliers regarding Profire's commitment to responsibly sourcing the Conflict Materials contained in the Covered Products.

Grievance Mechanism: Profire's existing procedures for reporting code of conduct or other ethics violations are also available for reporting Conflict Minerals compliance problems.

Identification and Assessment of Risk: To identify risks in its supply chain, Profire contacted suppliers to request information regarding the source and chain of custody of Conflict Minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, Profire sent a reporting template made available by the Conflict Free Sourcing Initiative or a similar questionnaire to applicable suppliers. Profire identified, contacted and assessed over 100 suppliers of products and materials that may contain Conflict Minerals and less than 20% of suppliers responded to its request for information. Profire reviewed the information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies. Profire continues to follow up with suppliers and to provide supplier education and feedback as appropriate. However, a number of Profire's suppliers were not able to identify the smelters or refiners in their supply chains. As a result, Profire determined that it did not have sufficient information to identify the particular smelters or refiners that processed the Conflict Minerals contained in particular components in the Covered Products.

Design and Implement a Strategy to Respond to Identified Risks: For reporting for the year ending December 31, 2017, Profire plans to continue to implement steps to improve information gathered from its RCOI and due diligence processes to mitigate the risk further that its necessary conflict minerals do not benefit armed groups. The steps include:

•	Continuing efforts to increase the response rate from vendors;

•	Expanding the implementation of conflict minerals assessment in the vendor approval process beyond those divisions which implemented the assessment in 2016;

•	Evaluating joining the Conflict Free Sourcing Initiative or other third party due diligence initiatives;

•	Reviewing-and enhancing where we deem appropriate-the composition and training of the internal Profire group leading Profire's conflict minerals compliance efforts; and

•	Continue to increase our focus on suppliers representing the highest risk of providing products containing 3TG.

•	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

Carry Out Supply Chain Reviews: Profire does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. Profire communicates an expectation to its suppliers that they source from conflict free smelters and smellers.  If it is found that a supplier is sourcing from a conflict smelter, Profire will work with the supplier to source in a manner consistent with conflict free practices.

Annual Report on Supply Chain Due Diligence: Profire expects to report annually, as required by the Rule.

Results of Due Diligence:

As noted above, Profire identified and contacted over 100 suppliers of products and materials that may contain Conflict Minerals and less than 20% of the suppliers responded to its request for information.   The suppliers who did respond represent roughly 66% of Profire's total inventory at the time of this report.

Identified Smelters and Refiners. Based on the above-described due diligence process, Profire does not have sufficient information to reliably determine the smelters and refiners used to process the Conflict Minerals in each of the Covered Products.

Identified Countries of Origin. Based on the above-described due diligence process, Profire does not have sufficient information to reliably determine the country of origin of the Conflict Minerals in each of the Covered Products. In addition, some suppliers provided information to us for their entire supply chain, rather than for the facilities that contributed the Conflict Minerals used in the specific products covered by this report. As a result, we are unable to validate whether the products covered by this report in fact contain Conflict Minerals from these sources.

Efforts to Determine Mine or Location of Origin. To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity Profire performed the due diligence measures described above.

Future Steps to Mitigate Risk

Profire expects to take the following steps to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•	continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

•
encourage suppliers to implement responsible sourcing and to request that their suppliers encourage smelters and refiners to obtain a "conflict-free" designation from an independent, third-party auditor; and

•	continue to seek conflict minerals flow-down provisions in supplier contracts.

Through our leadership efforts as well as our due diligence actions, we have increased the transparency within our supply chain. However, due to our position in the supply chain, we are unable to identify with certainty the specific facilities used by our suppliers to process the conflict minerals in our products; therefore, it is not possible for us to determine with certainty the origin of the conflict minerals used in our products. As a result, for the 2016 report period, our products are DRC conflict undeterminable.